August 24, 2007

VIA EDGAR AND U.S. MAIL

Ms. Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2006

File No. 001-31458

Dear Ms. van Doorn:

We have received the letter dated July 19, 2007 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “filing”) filed on February 26, 2007.

We note that the Letter requested that the Company file a response to the comments contained therein within 10 business days. The Letter was addressed to our Chief Executive Officer, Kenneth M. Riis, and sent through the Company’s internal mail to the Company’s San Diego offices. Mr. Riis has been working at the Company’s New York offices since mid-July 2007, and the Letter was inadvertently not brought to his attention while he was working in New York. Consequently, Mr. Riis did not become aware of the Letter until he returned to the Company’s San Diego offices today, August 24, 2007. As soon as he became aware of the Letter, the Company contacted the Staff and explained the circumstances behind the Company’s delay in responding to the Staff’s comments. The Staff agreed to extend the Company’s deadline for filing a response to the comments set forth in the Letter until September 7, 2007.

The Company will file a complete set of thorough responses to the Staff’s comments by September 7, 2007. The Company looks forward to working with the Staff on these comments and appreciates the extension provided by the Staff.

In connection with our response to the Staff’s comments, we acknowledge in advance that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-515-4672.

Sincerely,
/s/ Debra Hess
Debra Hess
Chief Financial Officer